UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2004

PetroKazakhstan Inc.

(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3

(Address of principal executive offices)

1.	News Release:
June 14, 2004 – Substantial Issuer Bid

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroKazakhstan Inc. SEC File No. 0-28466

(Registrant)

Date: June 14, 2004	By:	-s- Nicholas Gay

Nicholas Gay, Senior Vice President and CFO